ArcelorMittal to acquire Wabush Mines

Luxembourg, 5 September 2007 - ArcelorMittal today announces that it will acquire Wabush Mines, an iron ore and pellet producer in northeastern Canada.

The company will exercise the option ("right of first refusal") that its Dofasco subsidiary had on the Wabush Mines Joint Venture. Dofasco, which already held 28.6% of the mining venture, will acquire the interests of Stelco (44.6%) and Cleveland Cliffs (26.8%) on the same terms as those offered by Consolidated Thompson on June 6th, 2007. These terms include a cash element of around US$67 million and certain liabilities. As a result, ArcelorMittal will own 100% of the mining company. The transaction, which is subject to regulatory approval, is expected to be finalised by December 2007.

Wabush produces concentrates at its Scully mine in Wabush (Newfoundland & Labrador). The concentrate is transported by rail to its Pointe Noire pelletizing and port facility located on the north shore of the St. Lawrence River. Yearly production of pellets is approximately 4.8 million tonnes. Wabush's mine and port operations are close to those of QCM (Québec Cartier Mines), a mining subsidiary of Dofasco.

Malay Mukherjee, member of ArcelorMittal's Group Management Board in charge of Mining, said: "The acquisition of Wabush Mines and facilities will enable us to exploit the synergies with the Group’s existing QCM operations to increase overall pellet production in the medium term by about 3.5 million tonnes per year. This will bring ArcelorMittal closer to its stated objective of 75% iron ore self-sufficiency”.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
UK/Asia/Africa	+44 207 543 1172
Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Tom Siveyer / Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne France Malrieu / Grégoire Lucas, Image 7	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397